Exhibit 99.1

May 14, 2012

BY ELECTRONIC MAIL AND OVERNIGHT DELIVERY

E. Townes Duncan
Brenda B. Rector
Joseph N. Steakley

J. Alexander’s Corporation
3401 West End Avenue, Suite 260
Nashville, Tennessee  37202

Re:	Discrepancy in J. Alexander’s Corporation’s Form 10-K/A
filed on April 30, 2012

Dear Independent Directors of J. Alexander’s:

After review of the amendment to Form 10-K filed by J. Alexander’s Corporation (the “Company”) on April 30, 2012 (the “Form 10-K/A”), it appears that Lonnie Stout’s Total Compensation for 2011 is materially understated based on the data provided in the Summary Compensation Table.

The applicable SEC executive compensation disclosure rules require the “Total” column of the Summary Compensation Table to reflect the sum of all compensation reported for the fiscal year for the named executive officer.  The arithmetical sum of the compensation reported in the Summary Compensation Table row for Mr. Stout for 2011 is $1,021,542, yet the “Total” column inexplicably reports $771,792.  This apparent reporting error cannot be accounted for solely by failing to include the “Option Awards” ($250,000) because the “Total” column understates the sum of the row by $249,750 rather than the $250,000 amount reported as “Option Awards” for 2011.  We are also unable to reconcile this result given that the “Total” column for Messrs. Lewis and Moore includes the amount listed under “Option Awards”, reflecting the aggregate grant date fair value of the 2011 stock option award(s) granted to each officer.

Assuming for purposes of this letter that such understatement is not intentional, this apparent error gives us concern as to the effectiveness of the Company’s disclosure controls and procedures.  As you may know, institutional investors and proxy advisory services closely evaluate the relationship between pay and performance, and understating the compensation of the CEO by 24.4% could materially and unfairly affect voting results in the election of directors.  As such, we expect nothing less than for the Company to provide a detailed explanation of (i) the calculations used to derive not only the total compensation that Mr. Stout received in 2011, but also the individual amounts of each type of compensation included to reach that aggregate total and (ii) the impact of this apparent error on the Company’s assessment of the effectiveness of its controls and procedures.  We further expect the Company to amend the Company’s Form 10-K/A to reflect the same.  Such amended filing should be accompanied by an explanation as to the circumstances giving rise to the need to file such an amendment.

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We also note that, as the sole independent directors of the Company and the entirety of the Compensation Committee, it is your collective responsibility to evaluate and disclose executive compensation in a manner that best represents and informs the shareholders.  We are also concerned about the possibility that similar inconsistencies may have been made in the data presented to and relied upon by the Compensation Committee in making its executive compensation decisions.

We are currently reviewing all active executive compensation practices.  Given that the election of directors at the upcoming 2012 Annual Meeting will be contested, we would view any inaccurate disclosure in the 10K/A as material.

We believe shareholders will agree with our views.

Best Regards,

Ryan Levenson and Ben Rosenzweig
Privet Fund Management LLC

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